Exhibit 99.1

Vesta Receives Credit Rating Upgrade to ‘BBB’ with stable outlook from S&P Global Ratings

Mexico City, Mexico, August 24, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta” or the “Company”) (NYSE: VTMX; BMV: VESTA), a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that S&P Global Ratings (“S&P”) has upgraded Vesta’s long-term issuer credit rating to ‘BBB’ with a stable outlook, from ‘BBB-’, with positive outlook.

The rating action, published on August 21, 2026, recognizes Vesta’s prudent financial policy, sustained operating performance, high-quality portfolio, fully unsecured balance sheet and strong liquidity position as key factors supporting the upgrade.

“S&P Global Ratings’ upgrade to ‘BBB’ reflects the strength and quality of our portfolio, consistent operating performance and our longstanding disciplined approach to growth, balance sheet management and capital allocation,” said Lorenzo Dominique Berho, Chief Executive Officer of Vesta. “This milestone reinforces our financial flexibility and access to capital as we continue executing Route 2030.”

Vesta remains committed to funding its Route 2030 growth strategy with financial discipline, while maintaining the credit metrics, liquidity and balance sheet flexibility consistent with its investment-grade profile.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2026, Vesta owned 232 properties located in modern industrial parks across 16 states in Mexico, totaling a GLA of 43.3 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx.

Investor Relations in Mexico:

Juan Sottil, CFO

jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334